

December 16, 2011

<u>Via E-mail</u>
Robert C. Ogden
Chief Financial Officer
Omni Bio Pharmaceutical, Inc.
5350 South Roslyn, Suite 430
Greenwood Village, CO 80111

Re: **Omni Bio Pharmaceutical, Inc.**
       Form 10-K for the Fiscal Year Ended March 31, 2011
       Filed June 29, 2011
       File No. 000-52530

Dear Mr. Ogden:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Joel Parker

                        Joel Parker
                        Accounting Branch Chief